                                                                     EXHIBIT 99B

                              [ITEMS INCORPORATED
                        FROM THE RESOURCES 10-K AND THE
                         RESOURCES FIRST QUARTER 10-Q]

ITEM 3. LEGAL PROCEEDINGS.

(b)   Resources.

      For a description of certain legal and regulatory proceedings affecting Resources, see Note 8(g) to Resources' Consolidated Financial Statements, which note is incorporated herein by reference.

ITEM.  7   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
           RESULTS OF OPERATIONS OF THE COMPANY

                    CERTAIN FACTORS AFFECTING FUTURE EARNINGS
                       OF THE COMPANY AND ITS SUBSIDIARIES

     Earnings for the past three years are not necessarily indicative of future earnings and results. The level of future earnings depends on numerous factors including (i) the future growth in the Company's and its subsidiaries' energy sales; (ii) weather; (iii) the success of the Company's and its subsidiaries' entry into non-rate regulated businesses such as energy marketing and international and domestic power projects; (iv) the Company's and its subsidiaries' ability to respond to rapid changes in a competitive environment and in the legislative and regulatory framework under which they have traditionally operated; (v) rates of economic growth in the Company's and its subsidiaries' service areas; (vi) the ability of the Company and its subsidiaries to control costs and to maintain pricing structures that are both attractive to customers and profitable; (vii) the outcome of future rate proceedings; (viii) the effect that foreign exchange rate changes may have on the Company's investments in international operations; and (ix) future legislative initiatives.

     In order to adapt to the increasingly competitive environment in which the Company operates, the Company continues to evaluate a wide array of potential business strategies, including business combinations or acquisitions involving other utility or non-utility businesses or properties, internal restructuring, reorganizations or dispositions of currently owned properties or currently operating business units and new products, services and customer strategies. In addition, the Company continues to engage in new business ventures, such as electric power trading and marketing, which arise from competitive and regulatory changes in the utility industry.

COMPETITION AND RESTRUCTURING OF THE ELECTRIC UTILITY INDUSTRY

     The electric utility industry is becoming increasingly competitive due to changing government regulations, technological developments and the availability of alternative energy sources.

     Long-Term Trends in Electric Utility Industry. The electric utility industry historically has been composed of vertically integrated companies providing electric service on an exclusive basis within governmentally-defined geographic areas. Prices for electric service have typically been set by governmental authorities under principles designed to provide the utility with an opportunity to recover its cost of providing electric service plus a reasonable return on its invested capital. Federal legislation and regulation as well as legislative and regulatory initiatives in various states have encouraged competition among electric utility and non-utility owned power generators. These developments, combined with increased demand for lower-priced electricity and technological advances in electric generation, have continued to move the electric utility industry in the direction of more competition.

     Based on a strategic review of the Company's business and of ongoing developments in the electric utility and related industries regarding competition, regulation and consolidation, the Company's management believes that the electric utility industry will continue its path toward competition, albeit on a state-by-state basis. The Company's management also believes the business of electricity and natural gas are converging and consolidating and these trends will alter the structure and business practices of companies serving these markets in the future.

     Competition in Wholesale Market. The Federal Energy Policy Act of 1992, the Public Utility Regulatory Act of 1995 (now the Texas Utilities Code) and regulations promulgated by the Federal Energy Regulatory Commission (FERC) contain provisions intended to facilitate the development of a wholesale energy market. Although Reliant Energy HL&P's wholesale sales traditionally have accounted for less than 1% of its total revenues, the expansion of competition in the wholesale electric market is significant in that it has increased the range of non-utility competitors, such as exempt wholesale generators (EWGs) and power marketers, in the Texas electric market as well as resulted in fundamental changes in the operation of the state transmission grid.

     In February 1996, the Texas Utility Commission adopted rules granting third-party users of transmission systems open access to such systems at rates, terms and conditions comparable to those available to utilities owning such transmission assets. Under the Texas Utility Commission order implementing the rule, Reliant Energy HL&P was required to separate, on an operational basis, its wholesale power marketing operations from the operations of the transmission grid and, for purposes of transmission pricing, to disclose each of its separate costs of generation, transmission and distribution.

     Within ERCOT, an independent system operator (ISO) manages the state's electric grid, ensuring system reliability and providing non-discriminatory transmission access to all power producers and traders. The ERCOT ISO, the first in the nation, is a key component for implementing the Texas Utility Commission's overall strategy to create a





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competitive wholesale market. ERCOT formed an ad hoc committee in early 1998 to investigate the potential impacts of a competitive retail market on the ISO. The ERCOT committee report was released in December 1998 and concluded that the ISO's role and function would necessarily expand in a competitive retail environment, but the changes required of the ISO to support retail choice should not impede introduction of retail choice.

     Competition in Retail Market. The Company estimates that, since 1978, cogeneration projects representing approximately one-third of current total peak generating capability have been built in the Houston area and that, as a result, Reliant Energy HL&P has seen a reduction of approximately 2,500 MW in customer load to self-generation. Reliant Energy HL&P has utilized flexible pricing to respond to situations where large industrial customers have an alternative to buying power from it, primarily by constructing their own generating facilities. Under a tariff option approved by the Texas Utility Commission in 1995, Reliant Energy HL&P was permitted to implement contracts based upon flexible pricing for up to 700 MW. Currently, this rate is fully subscribed.

     Texas law currently does not permit retail sales by unregulated entities such as cogenerators. The Company anticipates that cogenerators and other interests will continue to exert pressure to obtain access to the electric transmission and distribution systems of regulated utilities for the purpose of making retail sales to customers of regulated utilities.

     Legislative Proposals. A number of proposals to restructure the electric utility industry have been introduced in the 1999 session of the Texas legislature. If adopted, legislation may permit and encourage alternative suppliers to compete to serve Reliant Energy HL&P's current rate-regulated retail customers. The various legislative proposals include provisions governing recovery of stranded costs and permitting securitization of those costs; freezing rates until 2002; requiring firm sales of energy to competing retail electric providers; requiring disaggregation of generation, transmission and distribution, and retail sales into separate companies and limiting the ability of existing utilities' affiliates competing for retail electric customers on the basis of price until they have lost a substantial percentage of their residential and small commercial load to alternative retail providers. In addition to the Texas legislative proposals, a number of federal legislative proposals to promote retail electric competition or restructure the U.S. electric utility industry have been introduced during the current congressional session.

     At this time, the Company is unable to make any prediction as to whether any legislation to restructure electric operations or provide retail competition will be enacted or as to the content or impact on the Company of any legislation which may be enacted. However, because the proposed legislation is intended to fundamentally restructure electric utility operations, it is likely that enacted legislation would have a material impact on the Company.

     Stranded Costs. As the U.S. electric utility industry continues its transition to a more competitive environment, a substantial amount of fixed costs previously approved for recovery under traditional utility regulatory practices (including regulatory assets and liabilities) may become "stranded," i.e., unrecoverable at competitive market prices. The issue of stranded costs could be particularly significant with respect to fixed costs incurred in connection with the past construction of generation plants, such as nuclear power plants, which, because of their high fixed costs, would not command the same price for their output as they have in a regulated environment.

     In January 1997, the Texas Utility Commission delivered a report to the Texas legislature on stranded investments in the electric utility industry in Texas (referred to by the Texas Utility Commission as "Excess Cost Over Market")
(ECOM). In April 1998, the Texas Utility Commission submitted to the Texas Senate Interim Committee on Electric Utility Restructuring an updated study of ECOM estimates. Assuming that retail competition is adopted at the beginning of 2002, the updated study estimated that the total amount of stranded costs for all Texas electric utilities could be $4.5 billion. If instead, retail competition is adopted one year later, the study estimates statewide ECOM to be $3.3 billion. Estimates of ECOM vary widely and there is inherent uncertainty in calculating these costs.

     Transition Plan. In June 1998, the Texas Utility Commission approved the Transition Plan filed by Reliant Energy HL&P in December 1997. The Transition Plan included base rate credits to residential and certain commercial


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customers in 1998 and 1999, an overall rate of return cap formula for 1998 and
1999 and approval of accounting procedures designed to accelerate recovery of stranded costs which may arise under restructuring legislation. The Transition Plan permits the redirection of depreciation expense to generation assets that Electric Operations otherwise would apply to transmission, distribution and general plant assets. In addition, the Transition Plan provides that all earnings above a 9.844% overall annual rate of return on invested capital be used to recover Electric Operations' investment in generation assets. In
1998, Reliant Energy HL&P recorded an additional $194 million in depreciation under the Transition Plan. Certain parties have appealed the order approving the Transition Plan. For additional information, see Notes 1(f) and 3(b) to the Company's Consolidated Financial Statements.

COMPETITION  -- OTHER OPERATIONs

     Natural Gas Distribution competes primarily with alternate energy sources such as electricity and other fuel sources as well as with providers of energy conservation products. In addition, as a result of federal regulatory changes affecting interstate pipelines, it has become possible for other natural gas suppliers and distributors to bypass Natural Gas Distribution's facilities and market, sell and/or transport natural gas directly to small commercial and/or large volume customers.

     The Interstate Pipeline segment competes with other interstate and intrastate pipelines in the transportation and storage of natural gas. The principal elements of competition among pipelines are rates, terms of service, and flexibility and reliability of service. Interstate Pipeline competes indirectly with other forms of energy available to its customers, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability of energy and pipeline capacity, the level of business activity, conservation and governmental regulations, the capability to convert to alternative fuels, and other factors, including weather, affect the demand for natural gas in areas served by Interstate Pipeline and the level of competition for transport and storage services.

     Reliant Energy Services competes for sales in its gas and power trading and marketing business with other natural gas and power merchants, producers and pipelines based on its ability to aggregate supplies at competitive prices from different sources and locations and to efficiently utilize transportation from third-party pipelines and transmission from electric utilities. Reliant Energy Services also competes against other energy marketers on the basis of its relative financial position and access to credit sources. This competitive factor reflects the tendency of energy customers, natural gas suppliers and natural gas transporters to seek financial guarantees and other assurances that their energy contracts will be satisfied. As pricing information becomes increasingly available in the energy trading and marketing business and as deregulation in the electricity markets continues to accelerate, the Company anticipates that Reliant Energy Services will experience greater competition and downward pressure on per-unit profit margins in the energy marketing industry.

     Competition for acquisition of international and domestic non-rate regulated power projects is intense. International and Power Generation compete against a number of other participants in the non-utility power generation industry, some of which have greater financial resources and have been engaged in non-utility power projects for periods longer than the Company and have accumulated greater portfolios of projects. Competitive factors relevant to the non-utility power industry include financial resources, access to non-recourse funding and regulatory factors.

FLUCTUATIONS IN COMMODITY PRICES AND DERIVATIVE INSTRUMENTS

     For information regarding the Company's exposure to risk as a result of fluctuations in commodity prices and derivative instruments, see "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A of this Report.

ACCOUNTING TREATMENT OF ACES

     The Company accounts for its investment in Time Warner Convertible Preferred Stock (TW Preferred) under the cost method. As a result of the Company's issuance of the ACES, a portion of the increase in the market value above $27.7922 per share of Time Warner common stock (the security into which the TW Preferred is convertible) (TW





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Common) results in unrealized accounting losses to the Company, pending the conversion of the Company's TW Preferred into TW Common. For consistency purposes, the TW Common and related per share prices retroactively reflect a 2 for 1 stock split effective December 15, 1998.

     Prior to the conversion of the TW Preferred into TW Common, when the market price of TW Common increases above $27.7922, the Company records in Other Income (Expense) an unrealized, non-cash accounting loss for the ACES equal to the aggregate amount of such increase as applicable to all ACES multiplied by
0.8264. In accordance with generally accepted accounting principles, this accounting loss (which reflects the unrealized increase in the Company's indebtedness with respect to the ACES) may not be offset by accounting recognition of the increase in the market value of the TW Common that underlies the TW Preferred. Upon conversion of the TW Preferred (which is anticipated to occur in June 1999 when the preferential dividend on the TW Preferred expires), the Company will begin recording future unrealized net changes in the market prices of the TW Common and the ACES as a component of common stock equity and other comprehensive income.

     As of December 31, 1998, the market price of TW Common was $62.062 per share. Accordingly, the Company recognized an increase of $1.2 billion in 1998 in the unrealized liability relating to its ACES indebtedness (which resulted in an after-tax earnings reduction of $764 million or $2.69 basic earnings per share in 1998). The Company believes that the cumulative unrealized loss for the ACES of approximately $1.3 billion is more than economically offset by the approximately $1.8 billion unrecorded unrealized gain at December 31, 1998 relating to the increase in the fair value of the TW Common underlying the investment in TW Preferred since the date of its acquisition. Any gain related to the increase in fair value of TW Common would be recognized as a component of net income upon the sale of the TW Preferred or the shares of TW Common into which such TW Preferred is converted. As of March 11, 1999, the price of TW Common was $70.75 per share, which would have resulted in the Company recognizing an additional increase of $329 million in the unrealized liability represented by its indebtedness under the ACES. The related unrecorded unrealized gain as of March 11, 1999 would have been computed as an additional $398 million.

     Excluding the unrealized, non-cash accounting loss for ACES, the Company's retained earnings and total common stock equity would have been $2.3 billion and $5.2 billion, respectively.

IMPACT OF THE YEAR 2000 ISSUE AND OTHER SYSTEM IMPLEMENTATION ISSUES

     Year 2000 Problem. At midnight on December 31, 1999, unless the proper modifications have been made, the program logic in many of the world's computer systems will start to produce erroneous results because, among other things, the systems will incorrectly read the date "01/01/00" as being January 1 of the year 1900 or another incorrect date. In addition, certain systems may fail to detect that the year 2000 is a leap year. Problems can also arise earlier than January 1, 2000, as dates in the next millennium are entered into non-Year 2000 compliant programs.

     Compliance Program. In 1997, the Company initiated a corporate-wide Year 2000 project to address mainframe application systems, information technology
(IT) related equipment, system software, client-developed applications, building controls and non-IT embedded systems such as process controls for energy production and delivery. Incorporated into this project were Resources' and other Company subsidiaries' mainframe applications, infrastructures, embedded systems and client-developed applications that will not be migrated into existing or planned Company or Resources systems prior to the year 2000. The evaluation of Year 2000 issues included those related to significant customers, key vendors, service suppliers and other parties material to the Company's and its subsidiaries' operations. In the course of this evaluation, the Company has sought written assurances from such third parties as to their state of Year 2000 readiness.

     State of Readiness. Work has been prioritized in accordance with business risk. The highest priority has been assigned to activities that would disrupt the physical delivery of energy (Priority 1); activities that would impact back office activities such as billing (Priority 2); activities that would cause inconvenience or productivity loss in normal business operations (e.g. air conditioning systems and elevators) (Priority 3). All business units have completed an analysis of critical systems and equipment that control the production and delivery of energy, as well as corporate, departmental and personnel systems and equipment. The remediation and replacement work on the majority of IT





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systems, non-IT systems and infrastructure began in the first quarter of 1998 and is expected to be completed by the second quarter of 1999. Testing of these systems began in the second quarter of 1998 and is scheduled to be completed in third quarter of 1999. The following table illustrates the Company's completion percentages for the Year 2000 activities as of February 28, 1999:

                                                           PRIORITY 1            PRIORITY 2            PRIORITY 3
                                                          --------------        --------------       ---------------
Assessment..............................................       95%                   86%                  96%
Conversion..............................................       86%                   70%                  91%
Testing.................................................       80%                   61%                  87%
Implementation..........................................       76%                   54%                  75%

     Costs to Address Year 2000 Compliance Issues. Based on current internal studies, as well as recently solicited bids from various computer software vendors, the Company estimates that the total direct cost of resolving the Year 2000 issue with respect to the Company and its subsidiaries will be between $35 and $40 million. This estimate includes approximately $7 million related to salaries and expenses of existing employees and approximately $3 million in hardware purchases that the Company expects to capitalize. In addition, the $35 to $40 million estimate includes approximately $2 million spent prior to 1998 and approximately $12 million during 1998. The remaining costs related to resolving the Year 2000 issue are expected to be expended in 1999.
The Company expects to fund these expenditures through internal sources.

     In September 1997, the Company entered into an agreement with SAP America, Inc. (SAP) to license SAP proprietary R/3 enterprise software. The licensed software includes customer care, finance and accounting, human resources, materials management and service delivery components. The Company's purchase of this software license and related computer hardware is part of its response to changes in the electric utility and energy services industries, as well as changes in the Company's businesses and operations resulting from the acquisition of Resources and the Company's expansion into the energy trading and marketing business. Although it is anticipated that the implementation of the SAP system will have the incidental effect of negating the need to modify many of the Company's computer systems to accommodate the Year 2000 problem, the Company does not deem the costs of the SAP system as directly related to its Year 2000 compliance program. Portions of the SAP system were implemented in December 1998 and March 1999, and it is expected that the final portion of the SAP system will be fully implemented by July 2000. The estimated costs of implementing the SAP system is approximately $182 million, inclusive of internal costs. In 1998, the Company and its subsidiaries spent $108 million of such costs. In 1999, the Company and its subsidiaries expect to spend $59 million with the remaining amounts to be spent in 2000.

     The estimated Year 2000 project costs do not give effect to any future corporate acquisitions or divestitures made by the Company or its subsidiaries.

     Risks and Contingency Plans. The major systems which pose the greatest Year 2000 risks for the Company and its subsidiaries if implementation of the Year 2000 compliance program is not successful are the process control systems for energy delivery systems; the time in use, demand and recorder metering system for commercial and industrial customers; the outage analysis system; and the power billing systems. The potential problems related to these systems are temporary electric service interruptions to customers, temporary interruptions in revenue data gathering and temporary poor customer relations resulting from delayed billing. Although the Company does not believe that this scenario will occur, the Company has considerable experience responding to emergency situations, including computer failure. Existing emergency operations, disaster recovery and business continuation plans are being enhanced to ensure preparedness and to mitigate the long-term effect of such a scenario.

     The North American Electric Reliability Council (NERC) is coordinating electric utility industry contingency planning on a national level. Additional contingency planning is being done at the regional electric reliability council level. Reliant Energy HL&P filed a draft Year 2000 Contingency Plan with NERC and with the Texas Utility Commission in December 1998. The draft plan addresses restoration of electric service and related business processes, and is designed to work in conjunction with the Emergency Operating Plan and with the plans of NERC and ERCOT.




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A final contingency plan is scheduled to be complete by June 30, 1999. In addition, Reliant Energy HL&P will participate in industry preparedness drills, such as the two NERC drills scheduled to be held on April 9, 1999 and September 9, 1999.

     The existing business continuity disaster recovery and emergency operations plans are being reviewed and enhanced, and where necessary, additional plans will be developed to include mitigation strategies and action plans specifically addressing potential Year 2000 scenarios. The expected completion date for these plans is June 30, 1999.

     In order to assist in preparing for and mitigating the foregoing scenarios, the Company intends to complete all mission critical Year 2000 remediation and testing activity by the end of the second quarter of 1999. In addition, the Company has initiated Year 2000 communications with significant customers, key vendors, service suppliers and other parties material to the Company's operations and is diligently monitoring the progress of such third parties' Year 2000 projects. The Company expects to meet with mission-critical third parties, including suppliers, in order to ascertain and assess the relative risks of Year-2000-related issues, and to mitigate such risks. Notwithstanding the foregoing, the Company cautions that (i) the nature of testing is such that it cannot comprehensively address all future combinations of dates and events and
(ii) it is impossible for the Company to assess with precision or certainty the compliance of third parties with Year 2000 remediation efforts. Due to the speculative and uncertain nature of contingency planning, there can be no assurance that such plans actually will be sufficient to reduce the risk of material impacts on the Company's and its subsidiaries' operations.

RISKS OF INTERNATIONAL OPERATIONS

     The Company's international operations are subject to various risks incidental to investing or operating in emerging market countries. These risks include political risks, such as governmental instability, and economic risks, such as fluctuations in currency exchange rates, restrictions on the repatriation of foreign earnings and/or restrictions on the conversion of local currency earnings into U.S. dollars. The Company's international operations are also highly capital intensive and, thus, dependent to a significant extent on the continued availability of bank financing and other sources of capital on commercially acceptable terms.

     Impact of Currency Fluctuations on Company Earnings. The Company, through Reliant Energy International's subsidiaries, owns 11.69% of the stock of Light and, through its investment in Light, an 8.753% interest in the stock of Metropolitana Electricidade de Sao Paulo S.A. (Metropolitana). The Company accounts for its investment in Light under the equity method of accounting and records its proportionate share, based on stock ownership, in the net income of Light and its affiliates (including Metropolitana) as part of the Company's consolidated net income.

     At December 31, 1998, Light and Metropolitana had total borrowings of approximately $3.2 billion denominated in non-local currencies. Because of the devaluation of the Brazilian real subsequent to December 31, 1998, Light and Metropolitana are expected to record a charge to March 31, 1999 earnings that reflects the increase in the liability represented by their non-local currency denominated bank borrowings relative to the Brazilian real. Because the Company uses the Brazilian real as the functional currency in which it reports Light's equity earnings, the resulting decrease in Light's earnings will also be reflected in the Company's consolidated earnings to the extent of the Company's 11.69% ownership interest in Light. At December 31, 1998, one U. S. dollar could be exchanged for 1.21 Brazilian reais. Using the exchange rate of 2.06 Brazilian reais in effect at the end of February, and the average exchange rate in effect since the end of the year, the Company estimates that its share of the after-tax charge to be recorded by Light would be approximately $125 million. This estimate does not reflect the possibility of additional fluctuations in the exchange rate and does not include other non-debt-related impacts of Brazil's currency devaluation on Light's and Metropolitana's future earnings.




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     None of Light's or Metropolitana's tariff adjustment mechanisms are directly indexed to the U.S. dollar or other non-local currencies. Each company currently is evaluating various options including regulatory rate relief to mitigate the impact of the devaluation of the Brazilian real. For example, the long-term concession contracts under which Light and Metropolitana operate contain mechanisms for adjusting electricity tariffs to reflect changes in operating costs resulting from inflation. If the devaluation of the Brazilian real results in an increase in the local rate of inflation and if an adjustment to tariff rates is made promptly to reflect such increase, the Company believes that the financial results of Light and Metropolitana should be protected, at least in part, from the effects of devaluation. However, there can be no assurance the implementation of such tariff adjustments will be timely or that the economic impact of the devaluation will be completely reflected in increased inflation rates.

     Certain of Reliant Energy International's other foreign electric distribution companies have incurred U.S. dollar and other non-local currency indebtedness (approximately $71 million at December 31, 1998). For further analysis of foreign currency fluctuations in the Company's earnings and cash flows, see "Quantitative and Qualitative Disclosures About Market Risk -- Foreign Currency Exchange Rate Risk" in Item 7A of this Form 10-K.

     Impact of Foreign Currency Devaluation on Project Capital Resources. In the first quarter of 1999, approximately $117 million of Metropolitana's U.S. dollar denominated debt will mature. In the second quarter of 1999, approximately $980 million of Light's and approximately $696 million of Metropolitana's U.S. and non-local currency denominated bank debt will mature. In March 1999, Light refinanced approximately $130 million of its U.S. dollar denominated debt through a local - currency denominated loan. The ability of Light and Metropolitana to repay or refinance their debt obligations at maturity is dependent on many factors, including local and international economic conditions prevailing at the time such debt matures.

     If economic conditions in the international markets continue to be unsettled or deteriorate, it is possible that Light, Metropolitana and the other foreign electric distribution companies in which the Company holds investments might encounter difficulties in refinancing their debt (both local currency and non-local currency borrowings) on terms and conditions that are commercially acceptable to them and their shareholders. In such circumstances, in lieu of declaring a default or extending the maturity, it is possible that lenders might seek to require, among other things, higher borrowing rates, and additional equity contributions and/or increased levels of credit support from the shareholders of such entities. The availability or terms of refinancing such debt cannot be assured.

     Currency fluctuation and instability affecting Latin America may also adversely affect Reliant Energy International's ability to refinance its equity investments with debt. In 1998, Reliant Energy International invested $411 million in Colombia and El Salvador. As of January 1999, $100 million of these investments were refinanced with debt. Reliant Energy International intends to refinance approximately $75 million more of such initial investments with debt.

ENVIRONMENTAL EXPENDITURES

     The Company and its subsidiaries, including Resources, are subject to numerous environmental laws and regulations, which require them to incur substantial costs to operate existing facilities, construct and operate new facilities, and mitigate or remove the effect of past operations on the environment.

     Clean Air Act Expenditures. The Company expects the majority of capital expenditures associated with environmental matters to be incurred by Electric Operations in connection with new emission limitations under the Federal Clean Air Act (Clean Air Act) for oxides of nitrogen (NOx). The standards applicable to Electric Operations' generating units in the Houston, Texas area will become effective in November 1999. NOx reduction costs incurred by Electric Operations totaled approximately $7 million in 1998. The Company estimates that Electric Operations will incur approximately $8 million in 1999 and $10 million in 2000 for such expenditures. The Texas Natural Resources Conservation Commission (TNRCC) has indicated that additional NOx reduction will be required after 2000; however, since the magnitude and timing of these reductions have not yet been established, it is impossible for the Company to estimate a reasonable range of such expenditures at this time.




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

     In 1998, the Wholesale Energy spent approximately $100,000 in order to comply with NOx reduction with respect to Southern California generating facilities acquired by Power Generation from Southern California Edison (SCE) in 1998. In 1999, based on existing requirements, the Company projects that it will spend an additional $100,000 on NOx reduction standards with respect to such plants and approximately $1 million on continuous emission monitoring system upgrades for such plants.

     Site Remediation Expenditures. From time to time the Company and its subsidiaries have received notices from regulatory authorities or others regarding their status as potentially responsible parties in connection with sites found to require remediation due to the presence of environmental contaminants.

     The Company's identified sites with respect to which it may be claimed to have a remediation liability include several sites for which there is a lack of current available information, including the nature and magnitude of contamination, and the extent, if any, to which the Company may be held responsible for contributing to any costs incurred for remediating these sites. Thus, no reasonable estimate of cleanup costs can now be made for these sites. Based on currently available information, the Company believes that such costs ultimately will not materially affect its financial position, results of operations or cash flows. There can be no assurance, however, that future developments, including additional information about existing sites or the identification of new sites, will not require material revisions to such estimates. For information about specific sites that are the subject of remediation claims, see Note 12(h) to the Company's Consolidated Financial Statements and Note 8(g) to Resources' Consolidated Financial Statements, each of which is incorporated herein by reference.

     Mercury Contamination. Like other natural gas pipelines, Resources' pipeline operations have in the past employed elemental mercury in meters used on its pipelines. Although the mercury has now been removed from the meters, it is possible that small amounts of mercury have been spilled at some of those sites in the course of normal maintenance and replacement operations and that such spills have contaminated the immediate area around the meters with elemental mercury. Such contamination has been found by Resources at some sites in the past, and Resources has conducted remediation at sites found to be contaminated. Although Resources is not aware of additional specific sites, it is possible that other contaminated sites exist and that remediation costs will be incurred for such sites. Although the total amount of such costs cannot be known at this time, based on experience of Resources and others in the natural gas industry to date and on the current regulations regarding remediation of such sites, the Company and Resources believe that the cost of any remediation of such sites will not be material to the Company's or Resources' financial position, results of operations or cash flows.

     Other. In addition, the Company has been named as a defendant in litigation related to such sites and in recent years has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by the Company. The Company anticipates that additional claims like those received may be asserted in the future and intends to continue its practice of vigorously contesting claims which it does not consider to have merit. Although their ultimate outcome cannot be predicted at this time, the Company does not believe, based on its experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

OTHER CONTINGENCIES

     For a description of certain other legal and regulatory proceedings affecting the Company and its subsidiaries, see Notes 3, 4, 5 and 12 to the Company's Consolidated Financial Statements and Note 8 to Resources' Consolidated Financial Statements, which notes are incorporated herein by reference.

                              NEW ACCOUNTING ISSUES

     In 1998, the Company and Resources adopted SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) and SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132). For further discussion of these accounting statements, see Note 15 to the Company's Consolidated Financial Statements and Note 9 to Resources' Consolidated Financial Statements.

     In 2000, the Company and Resources expect to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The Company is in the process of determining the effect of adoption of SFAS No. 133 on its consolidated financial statements.

     In December 1998, The Emerging Issues Task Force of the Financial Accounting Standards Board reached consensus on Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (EITF Issue 98-10). EITF Issue 98-10 requires energy trading contracts to be recorded at fair value on the balance sheet, with the changes in fair value included in earnings. EITF Issue 98-10 is effective for fiscal years beginning after December 15, 1998. The Company expects to adopt EITF Issue 98-10 in the first quarter of 1999. The Company does not expect the implementation of EITF Issue 98-10 to be material to its consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

     The Company and its subsidiaries have long-term debt, Company/ Resources obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of the Company/Resources (Trust Securities), securities held in the Company's nuclear decommissioning trust, bank facilities, certain lease obligations and interest rate swaps which subject the Company, Resources and certain of their subsidiaries to the risk of loss associated with movements in market interest rates.

     At December 31, 1998, the Company and certain of its subsidiaries had issued fixed-rate long-term debt (excluding ACES) and Trust Securities aggregating $5.0 billion in principal amount and having a fair value of $5.2 billion. These instruments are fixed-rate and, therefore, do not expose the Company and its subsidiaries to the risk of earnings loss due to changes in market interest rates (see Notes 8 and 9 to the Company's Consolidated Financial Statements). However, the fair value of these instruments would increase by approximately $260.6 million if interest rates were to decline by 10% from their levels at December 31, 1998. In general, such an increase in fair value would impact earnings and cash flows only if the Company and its subsidiaries were to reacquire all or a portion of these instruments in the open market prior to their maturity.

     The Company and certain of its subsidiaries' floating-rate obligations aggregated $1.8 billion at December 31, 1998 (see Note 8 to the Company's Consolidated Financial Statements), inclusive of (i) amounts borrowed under short-term and long-term credit facilities of the Company and its subsidiaries (including the issuance of commercial paper supported by such facilities), (ii) borrowings underlying Resources' receivables facility and (iii) amounts subject to a master leasing agreement of Resources under which lease payments vary depending on short-term interest rates. These floating-rate obligations expose the Company, Resources and their subsidiaries to the risk of increased interest and lease expense in the event of increases in short-term interest rates. If the floating rates were to increase by 10% from December 31, 1998 levels, the Company's consolidated interest expense and expense under operating leases would increase by a total of approximately $0.9 million each month in which such increase continued.

     As discussed in Notes 1(o), 4(c) and 13 to the Company's Consolidated Financial Statements, the Company contributes $14.8 million per year to a trust established to fund the Company's share of the decommissioning costs for the South Texas Project. The securities held by the trust for decommissioning costs had an estimated fair value of $119.1 million as of December 31, 1998, of which approximately 44% were fixed-rate debt securities that subject the Company to risk of loss of fair value with movements in market interest rates. If interest rates were to increase by 10% from their levels at December 31, 1998, the decrease in fair value of the fixed-rate debt securities would not be material to the Company. In addition, the risk of an economic loss is mitigated at this time as a result of the Company's regulated status. Any unrealized gains or losses are accounted for in accordance with SFAS No. 71 as a regulatory asset/liability because the Company believes that its future contributions which are currently recovered through the rate-making process will be adjusted for these gains and losses.

     Certain subsidiaries of the Company have entered into interest rate swaps for the purpose of decreasing the amount of debt subject to interest rate fluctuations. At December 31, 1998, these interest rate swaps had an aggregate notional amount of $75.4 million, which the Company could terminate at a cost of $3.2 million (see Notes 2 and 13 to the Company's Consolidated Financial Statements). An increase of 10% in the December 31, 1998 level of interest rates would not increase the cost of termination of the swaps by a material amount to the Company. Swap termination costs would impact the Company's and its subsidiaries' earnings and cash flows only if all or a portion of the swap instruments were terminated prior to their expiration.

     As discussed in Note 8(h) to the Company's Consolidated Financial Statements, Resources sold $500 million aggregate principal amount of its 6 3/8% TERM Notes which included an embedded option to remarket the securities. The option is expected to be exercised in the event that the ten-year Treasury rate in 2003 is below 5.66%. At December 31, 1998, the Company could terminate the option at a cost of $30.7 million. A decrease of 10% in the December 31, 1998 level of interest rates would not increase the cost of termination of the option by a material amount to the Company.

     The change in exposure to loss in earnings and cash flows related to interest rate risk from December 31, 1997 to December 31, 1998 is not material to the Company.

EQUITY MARKET RISK

     The Company holds an investment in TW Preferred which is convertible into Time Warner common stock (TW Common) as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Certain Factors Affecting Future Earnings of the Company and its Subsidiaries -- Accounting Treatment of ACES" in Item 7 of this Form 10-K. As a result, the Company is exposed to losses in the fair value of this security. For purposes of analyzing market risk in this Item 7A, the Company assumed that the TW Preferred was converted into TW Common. In addition, Resources' investment in the common stock of Itron, Inc. (Itron) exposes the Company and Resources to losses in the fair value of Itron common stock. A 10% decline in the market value per share of TW Common and Itron common stock from the December 31, 1998 levels would result in a loss in fair value of approximately $284.4 million and $1.1 million, respectively.

     The Company's and its subsidiaries' ability to realize gains and losses related to the TW Preferred and the Itron common stock is limited by the following: (i) the TW Preferred is not publicly traded and its sale is subject to certain limitations and (ii) the market for the common stock of Itron is fairly illiquid.

     The ACES expose the Company to accounting losses as the Company is required to record in Other Income (Expense) an unrealized accounting loss equal to (i) the aggregate amount of the increase in the market price of TW Common above $27.7922 as applicable to all ACES multiplied by (ii) 0.8264. Prior to the conversion of the TW Preferred into TW Common, such loss would affect earnings. After conversion, such loss would be recognized as an adjustment to common stock equity through a reduction of other comprehensive income. However, there would be an offsetting increase in common stock equity through an increase in accumulated other comprehensive income on the Company's Statements of Consolidated Retained Earnings and Comprehensive Income for the fair value increase in the investment in TW Common. For additional information on the accounting treatment of the ACES and related accounting losses recorded in 1998, see Note 1(n) to the Company's Consolidated Financial Statements. An increase of 15% in the price of the TW Common above its December 31, 1998 market value of $62.062 per share would result in the recognition of an additional unrealized accounting loss (net of tax) of approximately $229.1 million. The Company believes that this additional unrealized loss for the ACES would be more than economically hedged by the unrecorded unrealized gain relating to the increase in the fair value of the TW Common underlying the investment in TW Preferred since the date of its acquisition.

     For a discussion of the non-cash, unrealized accounting loss recorded in 1998 and 1997 related to the ACES, see "-- Certain Factors Affecting Future Earnings of the Company and its Subsidiaries -- Accounting Treatment of ACES" in
Item 7 of this Form 10-K.

     As discussed above under "-- Interest Rate Risk," the Company contributes to a trust established to fund the Company's share of the decommissioning costs for the South Texas Project which held debt and equity securities as of December 31, 1998. The equity securities expose the Company to losses in fair value. If the market prices of the individual equity securities were to decrease by 10% from their levels at December 31, 1998, the resulting loss in fair value of these securities would not be material to the Company. Currently, the risk of an economic loss is mitigated as a result of the Company's regulated status as discussed above under "--Interest Rate Risk."

FOREIGN CURRENCY EXCHANGE RATE RISK

     As further described in "Certain Factors Affecting Future Earnings of the Company and Its Subsidiaries -- Risks of International Operations" in Item 7 of this Form 10-K, the Company, through Reliant Energy International invests in certain foreign operations which to date have been primarily in South America. As of December 31, 1998, the Company's Consolidated Balance Sheets reflected $1.1 billion of foreign investments, a substantial portion of which represent investments accounted for under the equity method. These foreign investments expose the Company to risk of loss in earnings and cash flows due to the fluctuation in foreign currencies relative to the Company's consolidated reporting currency, the U.S. dollar. The Company accounts for adjustments resulting from translation of its investments with functional currencies other than the U.S. dollar as a charge or credit directly to a separate component of stockholders' equity. For further discussion of the accounting for foreign currency adjustments, see Note 1(p) in the Notes to the Company's Consolidated Financial Statements. The cumulative translation loss of $34 million, recorded as of December 31, 1998, will be realized as a loss in earnings and cash flows only upon the disposition of the related investment. The foreign currency loss in earnings and cash flows related to debt obligations held by foreign operations in currencies other than their own functional currencies was not material to the Company as of December 31, 1997.


     In addition, certain of Reliant Energy International's foreign operations have entered into obligations in currencies other than their own functional currencies which expose the Company to a loss in earnings. In such cases, as the respective investment's functional currency devalues relative to the non-local currencies, the Company will record its proportionate share of its investments' foreign currency transaction losses related to the non-local currency denominated debt. At December 31, 1998, Light and Metropolitana had borrowings of approximately $3.2 billion denominated in non-local currencies. Because of the devaluation of the Brazilian real subsequent to December 31, 1998, Light and Metropolitana are expected to record a charge to earnings for the quarter ended March 31, 1999, primarily related to foreign currency transaction losses on their non-local currency denominated debt. For further discussion and analysis of the possible effect on the Company's Consolidated Financial Statements, see "Certain Factors Affecting Future Earnings of the Company and Its Subsidiaries -- Risks of International Operations" in Item 7 of this Form 10-K.

     The company attempts to manage and mitigate this foreign risk by properly balancing the higher cost of financing with local denominated debt against the risk of devaluation of that local currency and including a measure of the risk of devaluation in all its financial plans. In addition, where possible, Reliant Energy International attempts to structure its tariffs and revenue contracts to ensure some measure of adjustment due to changes in inflation and currency exchange rates; however, there can be no assurance that such efforts will compensate for the full effect of currency devaluation, if any.

ENERGY COMMODITY PRICE RISK

     As further described in Note 2 to the Company's Consolidated Financial Statements, certain of the Company's subsidiaries utilize a variety of derivative financial instruments (Derivatives), including swaps and exchange-traded futures and options, as part of the Company's overall hedging strategies and for trading purposes. To reduce the risk from the adverse effect of market fluctuations in the price of electric power, natural gas, crude oil and refined products and related transportation, Resources and certain subsidiaries of the Company and Resources enter into futures transactions, forward contracts, swaps and options (Energy Derivatives) in order to hedge certain commodities in storage, as well as certain expected purchases, sales and transportation of energy commodities (a portion of which are firm commitments at the inception of the hedge). The Company's policies prohibit the use of leveraged financial instruments. In addition, Reliant Energy Services, a subsidiary of Resources, maintains a portfolio of Energy Derivatives to provide price risk management services and for trading purposes (Trading Derivatives).

     The Company uses value-at-risk and a sensitivity analysis method for assessing the market risk of its derivatives.

     With respect to the Energy Derivatives (other than Trading Derivatives) held by subsidiaries of the Company and Resources as of December 31, 1998, a decrease of 10% in the market prices of natural gas and electric power from year-end levels would decrease the fair value of these instruments by approximately $3 million. As of December 31, 1997, a decrease of 10% in the prices of natural gas would have resulted in a loss of $7 million in fair values of the Energy Derivatives (other than for trading purposes).

     The above analysis of the Energy Derivatives utilized for hedging purposes does not include the favorable impact that the same hypothetical price movement would have on the Company's and its subsidiaries' physical purchases and sales of natural gas and electric power to which the hedges relate. The portfolio of Energy Derivatives held for hedging purposes is no greater than the notional quantity of the expected or committed transaction volume of physical commodities with equal and opposite commodity price risk for the same time periods. Furthermore, the Energy Derivative portfolio is managed to complement the physical transaction portfolio, reducing overall risks within limits. Therefore, the adverse impact to the fair value of the portfolio of Energy Derivatives held for hedging purposes associated with the hypothetical changes in commodity prices referenced above would be offset by a favorable impact on the underlying hedged physical transactions, assuming (i) the Energy Derivatives are not closed out in advance of their expected term, (ii) the Energy Derivatives continue to function effectively as hedges of the underlying risk and (iii) as applicable, anticipated transactions occur as expected.

     The disclosure with respect to the Energy Derivatives relies on the assumption that the contracts will exist parallel to the underlying physical transactions. If the underlying transactions or positions are liquidated prior to the maturity of the Energy Derivatives, a loss on the financial instruments may occur, or the options might be worthless as determined by the prevailing market value on their termination or maturity date, whichever comes first.

     With respect to the Trading Derivatives held by Reliant Energy Services, consisting of natural gas, electric power, crude oil and refined products, physical forwards, swaps, options and exchange-traded futures, this subsidiary is exposed to losses in fair value due to changes in the price and volatility of the underlying derivatives. During the year ended December 31, 1998 and 1997, the highest, lowest and average monthly value-at-risk in the Trading Derivative portfolio was less than $5 million at a 95% confidence level and for a holding period of one business day. The Company uses the variance/covariance method for calculating the value-at-risk and includes the delta approximation for options positions.

     The Company has established a Corporate Risk Oversight Committee comprised of corporate and business segment officers that oversees all corporate price and credit risk activities, including derivative trading activities discussed above. The committee's duties are to establish the Company's policies and to monitor and ensure compliance with risk management policies and procedures and the trading limits established by the Company's board of directors.

ITEM 7. MANAGEMENT'S NARRATIVE ANALYSIS OF THE RESULTS OF OPERATIONS OF RELIANT ENERGY RESOURCES CORP. AND CONSOLIDATED SUBSIDIARIES.

     The following narrative and analysis should be read in combination with the consolidated financial statements and notes (Resources' Consolidated Financial Statements) of Reliant Energy Resources Corp. (formerly NorAm Energy Corp.) (Resources) contained in Item 8 of the Form 10-K of Resources.

                         RELIANT ENERGY RESOURCES CORP.

     On August 6, 1997 (Acquisition Date), the former parent corporation (Former Parent) of Houston Industries Incorporated d/b/a Reliant Energy, Incorporated (Reliant Energy) merged with and into Reliant Energy, and NorAm Energy Corp. (Former Resources) merged with and into Resources. Effective upon the mergers (collectively, the Merger), each outstanding share of common stock of Former Parent was converted into one share of common stock (including associated preference stock purchase rights) of Reliant Energy, and each outstanding share of common stock of Former Resources was converted into the right to receive $16.3051 cash or 0.74963 shares of common stock of Reliant Energy. The aggregate consideration paid to Former Resources stockholders in connection with the Merger consisted of $1.4 billion in cash and 47.8 million shares of Reliant Energy's common stock valued at approximately $1.0 billion. The overall transaction was valued at $4.0 billion consisting of $2.4 billion for Former Resources' common stock and common stock equivalents and $1.6 billion of Former Resources debt ($1.3 billion of which was long-term debt.)

     The Merger was recorded under the purchase method of accounting with assets and liabilities of Resources reflected at their estimated fair values as of the Acquisition Date, resulting in a "new basis" of accounting. In Resources' Consolidated Financial Statements, periods which reflect the new basis of accounting are labeled as "Current Resources" and periods which do not reflect the new basis of accounting are labeled as "Former Resources." Former Resources' Statement of Consolidated Income for the seven months ended July 31, 1997 included certain adjustments from August 1, 1997 to the Acquisition Date for pre-merger transactions.

     Effective January 1, 1998, Resources adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). Because Resources is a wholly owned subsidiary of Reliant Energy, Resources' determination of reportable segments considers the strategic operating units under which Reliant Energy manages sales of various products and services to wholesale or retail customers in differing regulatory environments. In accordance with SFAS No. 131, Reliant Energy has identified the following reportable segments: Electric Operations, Natural Gas Distribution, Interstate Pipelines, Wholesale Energy Marketing and Generation (Wholesale Energy), International and Corporate. Of these segments, the following operations are conducted by Resources: Natural Gas Distribution, Interstate Pipelines, Wholesale Energy (which includes the energy trading and marketing operations and natural gas gathering operations of the Wholesale Energy segment but excludes the operations of Reliant Energy Power Generation, Inc.) and Corporate (excluding the impact of ACES).

     Resources meets the conditions specified in General Instruction I to Form 10-K and is thereby permitted to use the reduced disclosure format for wholly owned subsidiaries of reporting companies specified therein. Accordingly, Resources has omitted from this Combined Annual Report the information called for by Item 4 (submission of matters to a vote of security holders), Item 10 (directors and executive officers), Item 11 (executive compensation), Item 12 (security ownership of certain beneficial owners and management) and Item 13 (certain relationships and related transactions) of Form 10-K. In lieu of the information called for by Item 6 (selected financial data) and Item 7 (management's discussion and analysis of financial condition and results of operations) of Form 10-K, Resources has included the following Management's Narrative Analysis of the Results of Operations to explain material changes in the amount of revenue and expense items of Resources between 1998 and 1997. Reference is hereby made to Item 1 (business), Item 2 (properties), Item 3 (legal proceedings), Item 5 (market for common equity and related stockholder matters), Item 7A (quantitative and qualitative disclosures about market risk) and Item 9 (changes in and disagreements with accountants on accounting and financial disclosure) of this Combined Annual Report for additional information regarding Resources required by the reduced disclosure format of General Instruction I to Form 10-K.

                       CONSOLIDATED RESULTS OF OPERATIONS

     Seasonality and Other Factors. Resources' results of operations are affected by seasonal fluctuations in the demand for and, to a lesser extent, the price of natural gas. Resources' results of operations are also affected by, among other things, the actions of various federal and state governmental authorities having jurisdiction over rates charged by Resources and its subsidiaries, competition in Resources' various business operations, debt service costs and income tax expense. For a discussion of certain other factors that may affect Resources' future earnings see "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Certain Factors Affecting Future Earnings of the Company and its Subsidiaries
-- Competition -- Other Operations"; "-- Impact of the Year 2000 Issue and Other System Implementation Issues" and "-- Environmental Expenditures -- Mercury Contamination" in Item 7 of Reliant Energy's Form 10-K.

     Accounting Impact of the Merger. The Merger created a new basis of accounting for Resources, resulting in new carrying values for certain of Resources' assets, liabilities and equity commencing upon the Acquisition Date. Resources' financial statements for periods subsequent to the Acquisition Date are not comparable to prior periods because of the following purchase accounting adjustments:

         1. The impact of the amortization of newly-recognized goodwill ($39.4 million);

         2. The amortization (to interest expense) of the revaluation of long-term debt ($9.8 million);

         3. The removal of the amortization (to operating expense) previously associated with the pension and postretirement obligations ($2.1 million); and

         4. The deferred income tax expense associated with these adjustments ($4.9 million).

Interest expense and related debt incurred by Reliant Energy to fund the cash portion of the purchase consideration has not been pushed down to Resources and its subsidiaries.

     Because results of operations and other financial information for periods before and after the Acquisition Date are not comparable, Resources is presenting certain financial data on: (i) an actual basis for Resources for 1998 and 1997 and (ii) a pro forma basis for 1997 as if the Merger had taken place at the beginning of the period. These results do not necessarily reflect the results which would have been obtained if the Merger had actually occurred on the dates indicated or the results that may be expected in the future.

     The following table sets forth selected financial and operating data on an actual and pro forma basis for the years ended December 31, 1998 and 1997, followed by a discussion of significant variances in period-to-period results:

SELECTED FINANCIAL RESULTS:


                                                                                             UNAUDITED
                                                             ACTUAL                         PRO FORMA (1)
                                          ---------------------------------------------    --------------
                                              YEAR          FIVE MONTHS    SEVEN MONTHS        YEAR                  ACTUAL TO
                                              ENDED            ENDED           ENDED          ENDED                  PRO FORMA
                                          DECEMBER 31,     DECEMBER 31,      JULY 31,       DECEMBER 31,            PERCENTAGE
                                          -----------      -----------      -----------      -----------              CHANGE
                                              1998             1997            1997             1997
                                          -----------      -----------      -----------      -----------
                                                                     (THOUSANDS OF DOLLARS)

Operating Revenues ..................     $ 6,758,412      $ 2,526,182      $ 3,313,591      $ 5,839,773               16%
Operating Expenses ..................       6,448,107        2,434,282        3,141,295        5,597,716               15%
Operating Income ....................         310,305           91,900          172,296          242,057               28%
Merger Transaction Costs (2) ........                            1,144           17,256
Consolidated ........................         310,305           90,756          155,040          242,057               28%
Interest Expense, Net ...............         111,337           47,490           78,660          112,996               (1%)
Distributions on Subsidiary Trust
Securities ..........................             632              279            6,317            1,479              (57%)
Other (Income) and Deductions .......          (7,318)          (2,243)          (7,210)          (9,453)             (23%)
Income Tax Expense ..................         111,830           24,383           31,398           71,093               57%
Extraordinary (Gain), Less Taxes ....                                              (237)
                                          -----------      -----------      -----------      -----------
  Net Income ........................     $    93,824      $    20,847      $    46,112      $    65,942               42%
                                          ===========      ===========      ===========      ===========

----------
(1) Pro forma results reflect purchase accounting adjustments as if the Merger had occurred on January 1, 1997.

(2) For expenses associated with the completion of the business combination with Reliant Energy, see Note 1(o) to Resources' Consolidated Financial Statements.

1998 Compared to 1997 (Actual). Resources' consolidated net income for 1998 was $94 million compared to consolidated net income of $67 million in 1997. The increase in net income for 1998 as compared to 1997 was due to increased operating income from several business segments as discussed below, partially offset by a decrease in operating income from Resources' Natural Gas Distribution segment due to the effects of warm weather. Also contributing to the increase in net income was a reduction in interest expense due to the refinancing of debt and reduced interest expense due to debt fair value devaluation at the time of the Merger.

     Resources operating revenues for 1998 were $6.8 billion as compared to $5.8 billion in 1997. The $900 million, or 16% increase was primarily attributable to a $1.4 billion increase in wholesale trading revenue. Wholesale trading revenue increased due to increased power and natural gas trading volumes. The increase in trading revenues was offset by reduced revenues at Resources' Natural Gas Distribution unit of approximately $400 million, principally due to warmer weather.

     Resources operating expenses for 1998 were $6.4 billion compared to $5.6 billion in 1997. The $800 million, or 16% increase was primarily due to increased natural gas and purchased power expenses associated with increased wholesale trading activities. The increase in operating expenses was offset by decreased natural gas purchases at Resources' Natural Gas Distribution unit because of lower volumes resulting from the warmer weather.

     Operating income increased in 1998 by $65 million over 1997 due to improved operating results at Interstate Pipelines, Corporate retail operations and Wholesale Energy, partially offset by the unfavorable effects of warm weather on the operations of Natural Gas Distribution. Operating income for 1997 included approximately $18 million of merger-related costs that did not recur in 1998. Improved results at Interstate Pipelines were due to continued cost control initiatives and reduced benefits expenses, as well as the effects of a rate case settlement and a dispute settlement which contributed to the increase in operating income. In addition, margins at Wholesale Energy improved over margins in 1997; however, this effect was partially offset by increased staffing expenses to support increased sales and marketing efforts and an increase in credit reserves. Improved results at Wholesale Energy were also due to the fact that operating income in 1997 for Wholesale Energy was negatively impacted by hedging losses associated with sales under peaking contracts and losses from the sale of natural gas held in storage and unhedged in the first quarter of 1997 totaling $17 million.

1998 (Actual) Compared to 1997 (Pro Forma). Resources' consolidated net income for 1998 was $94 million compared to pro forma net income of $66 million in 1997. The increase in earnings for 1998 as compared to pro forma 1997 was due to increased operating income from several business segments, as discussed below, offset by the effects of unfavorable weather at Resources' Natural Gas Distribution unit. Also contributing to the increase in earnings is a reduction in interest expense due to the refinancing of debt.

     Resources operating revenues for 1998 were $6.8 billion compared to pro forma operating revenues of $5.8 billion in 1997. The $919 million, or 16% increase was primarily attributable to an $1.4 billion increase in wholesale trading revenue. Wholesale trading revenue increased due to increased electric and natural gas trading volumes. The increase in trading revenues was offset by reduced revenues at Resources' Natural Gas Distribution unit of approximately $400 million, principally due to warmer weather.

     Resources operating expenses for 1998 were $6.4 billion compared to pro forma operating expense of $5.6 billion in 1997. The $800 million, or 16% increase was primarily due to increased natural gas and purchased power expenses associated with increased wholesale trading activities. The increase in operating expense was offset by decreased natural gas purchases at Resources' Natural Gas Distribution unit because of lower volumes resulting from warmer weather.

     Operating income increased in 1998 by $68 million over pro forma 1997 due to improved operating results at Interstate Pipelines, Corporate retail operations and Wholesale Energy, partially offset by the unfavorable effects of Warm weather on the operations of Natural Gas Distribution. Improved results at Interstate Pipelines are due to continued cost control initiatives and reduced benefits expenses as well as the effects of a rate case settlement and a dispute settlement. In addition, margins at Wholesale Energy improved over margins in 1997, however, this effect was partially offset by increased staffing expenses to support increased sales and marketing efforts and an increase in credit reserves at Wholesale Energy also contributed to the increase in operating income. Operating income in 1997 for Wholesale Energy was negatively impacted by hedging losses associated with sales under peaking contracts and losses from the sale of natural gas held in storage and unhedged in the first quarter of 1997 totaling $17 million.

     Resources estimates that its total direct cost of resolving the Year 2000 issues will be between $5 and $6 million. This estimate includes approximately $3.4 million spent through year-end 1998. For additional information regarding Year 2000 issues, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- Certain Factors Affecting Future Earnings of the Company and its Subsidiaries -- Impact of the Year 2000 Issue and Other System Implementation Issues" in Item 7 of the Form 10-K of Reliant Energy, which has been jointly filed with the Resources Form 10-K.

                             NEW ACCOUNTING ISSUES

     Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company -- New Accounting Issues" in
Item 7 of the Form 10-K of Reliant Energy, which has been jointly filed with the Resources Form 10-K, for discussion of certain new accounting issues.


                             RESOURCES 10-K NOTES


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(c)  Regulatory Assets and Regulation.

     In general, Resources' Interstate Pipelines operations are subject to regulation by the Federal Energy Regulatory Commission, while its Natural Gas Distribution operations are subject to regulation at the state or municipal level. Historically, all of Resources' rate-regulated businesses have followed the accounting guidance contained in Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No.
71). Resources discontinued application of SFAS No. 71 to REGT in 1992. As a result of the continued application of SFAS No. 71 to MRT and the Natural Gas Distribution operations, Resources' financial statements contain assets and liabilities which would not be recognized by unregulated entities.

     At December 31, 1998 Resources' Consolidated Balance Sheet included approximately $12 million in regulatory assets recorded as deferred debits. These assets represent probable future revenue to Resources associated with certain incurred costs as these costs are recovered through the rate making process. These costs are being recovered through rates over varying periods up to 40 years.

(2)  DERIVATIVE FINANCIAL INSTRUMENTS

(a)  Price Risk Management and Trading Activities.

     Resources, through its subsidiary, Reliant Energy Services, offers energy price risk management services primarily in the natural gas, electric and crude oil and refined product industries. Reliant Energy Services provides these services by utilizing a variety of derivative financial instruments, including fixed and variable-priced physical forward contracts, fixed-price swap agreements, variable-price swap agreements, exchange-traded energy futures and option contracts, and swaps and options traded in the over-the-counter financial markets (Trading Derivatives). Fixed-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between a fixed and variable price for the commodity. Variable-price swap agreements require payments to, or receipts of payments from, counterparties based on the differential between industry pricing publications or exchange quotations.

     Prior to 1998 Reliant Energy Services applied hedge accounting to certain physical commodity activities that qualified for hedge accounting. In 1998, Reliant Energy Services adopted mark-to-market accounting for all of its price risk management and trading activities. Accordingly, as of such date, such Trading Derivatives are recorded at fair value with realized and unrealized gains (losses) recorded as a component of operating revenues in Resources' Consolidated Statements of Income. The recognized, unrealized balance is recorded as price risk management assets/liabilities and deferred debits/credits on Resources' Consolidated Balance Sheets (See Note 1(r)).

     The notional quantities, maximum terms and the estimated fair value of Trading Derivatives at December 31, 1998 are presented below (volumes in billions of British thermal units equivalent (BBtue) and dollars in millions):


                                                                                    VOLUME-FIXED
                                                                  VOLUME-FIXED         PRICE           MAXIMUM
  1998                                                             PRICE PAYOR        RECEIVER       TERM (YEARS)
  ----                                                             -----------        --------       ------------
  Natural gas..................................................      937,264          977,293             9
  Electricity..................................................      122,950          124,878             3
  Crude oil and products.......................................      205,499          204,223             3


                                                                                               AVERAGE FAIR
                                                                       FAIR VALUE                VALUE (a)
                                                             --------------------------- ---------------------------
  1998                                                          ASSETS     LIABILITIES      ASSETS     LIABILITIES
  ----                                                          ------     -----------      ------     -----------
  Natural gas..............................................   $     224     $     213     $     124    $     108
  Electricity..............................................          34            33           186          186
  Crude oil and products...................................          29            23            21           17
                                                              ---------     ---------     ---------    ---------
                                                              $     287     $     269     $     331    $     311

     The notional quantities, maximum terms and the estimated fair value of derivative financial instruments at December 31, 1997 are presented below (volumes in BBtue and dollars in millions):

                                                                                   VOLUME-FIXED
                                                                  VOLUME-FIXED         PRICE           MAXIMUM
  1997                                                             PRICE PAYOR        RECEIVER       TERM (YEARS)
  ----
  Natural gas..................................................      85,701            64,890             4
  Electricity..................................................      40,511            42,976             1


                                                                                                AVERAGE FAIR
                                                                       FAIR VALUE                VALUE (A)
                                                             --------------------------- ---------------------------
  1997                                                          ASSETS     LIABILITIES      ASSETS     LIABILITIES
  ----                                                          ------     -----------      ------     -----------
  Natural gas..............................................     $    46       $    39       $    56      $    48
  Electricity..............................................           6             6             3            2
                                                                -------       -------       -------      -------
                                                                $    52       $    45       $    59      $    50


---------
(a)  Computed using the ending balance of each month.

     In addition to the fixed-price notional volumes above, Reliant Energy Services also has variable-priced agreements, as discussed above, totaling 1,702,977 and 101,465 BBtue as of December 31, 1998 and 1997, respectively. Notional amounts reflect the volume of transactions but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure Resources' exposure to market or credit risks.

     All of the fair values shown in the table above at December 31, 1998 and substantially all at December 31, 1997 have been recognized in income. The fair value as of December 31, 1998 and 1997 was estimated using quoted prices where available and considering the liquidity of the market for the Trading Derivatives. The prices are subject to significant changes based on changing market conditions.

     At December 31, 1998, $22 million of the fair value of the assets and $41 million of the fair value of the liabilities are recorded as long-term in deferred debits and deferred credits, respectively, on Resources' Consolidated Balance Sheets.

     The weighted-average term of the trading portfolio, based on volumes, is less than one year. The maximum and average terms disclosed herein are not indicative of likely future cash flows, as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and Resources' risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

     In addition to the risk associated with price movements, credit risk is also inherent in Resources', and its subsidiaries' risk management activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. The following table shows the composition of the total price risk management assets of Reliant Energy Services as of December 31, 1998.


                                                                                  INVESTMENT
                                                                                   GRADE (1)              TOTAL
                                                                               -----------------    -----------------
                                                                                      (THOUSANDS OF DOLLARS)

Energy marketers..........................................................     $     102,458        $     123,779
Financial institutions....................................................            61,572               61,572
Gas and electric utilities................................................            46,880               48,015
Oil and gas producers.....................................................             7,197                8,323
Industrials...............................................................             1,807                3,233
Independent power producers...............................................             1,452                1,463
Others....................................................................            45,421               46,696
                                                                               -------------        -------------
     Total................................................................     $     266,787              293,081
                                                                               =============
Credit and other reserves.................................................                                 (6,464)
                                                                                                    -------------

Energy price risk management assets(2)....................................                          $     286,617
                                                                                                    =============

---------
(1) "Investment Grade" is primarily determined using publicly available credit ratings along with the consideration of credit support (e.g., parent company guarantees) and collateral, which encompass cash and standby letters of credit.
(2) Resources has credit risk exposure with respect to two investment grade customers, each of which represents an amount greater than 5% but less than 10% of Price Risk Management Assets.

(b)  Non-Trading Activities.

     To reduce the risk from market fluctuations in the price of electric power, natural gas and related transportation, Resources and certain of its subsidiaries enter into futures transactions, swaps and options (Energy Derivatives) in order to hedge certain natural gas in storage, as well as certain expected purchases, sales and transportation of natural gas and electric power (a portion of which are firm commitments at the inception of the hedge). Energy Derivatives are also utilized to fix the price of compressor fuel or other future operational gas requirements, although usage to date for this purpose has not been material. Resources applies hedge accounting with respect to its derivative financial instruments.

     Certain subsidiaries of Resources also utilize interest rate derivatives (principally interest rate swaps) in order to adjust the portion of its overall borrowings which are subject to interest rate risk and also utilize such derivatives to effectively fix the interest rate on debt expected to be issued for refunding purposes.

     For transactions involving either Energy Derivatives or interest rate derivatives, hedge accounting is applied only if the derivative (i) reduces the price risk of the underlying hedged item and (ii) is designated as a hedge at its inception. Additionally, the derivatives must be expected to result in financial impacts which are inversely correlated to those of the item(s) to be hedged. This correlation (a measure of hedge effectiveness) is measured both at the inception of the hedge and on an ongoing basis, with an acceptable level of correlation of at least 80% for hedge designation. If and when correlation ceases to exist at an acceptable level, hedge accounting ceases and mark-to-market accounting is applied.

     In the case of interest rate swaps associated with existing obligations, cash flows and expenses associated with the interest rate derivative transactions are matched with the cash flows and interest expense of the obligation being hedged, resulting in an adjustment to the effective interest rate. When interest rate swaps are utilized to effectively fix the interest rate for an anticipated debt issuance, changes in the market value of the interest rate derivatives are deferred and recognized as an adjustment to the effective interest rate on the newly issued debt.

     Unrealized changes in the market value of Energy Derivatives utilized as hedges are not generally recognized in Resources' Consolidated Statements of Income until the underlying hedged transaction occurs. Once it becomes probable that an anticipated transaction will not occur, deferred gains and losses are recognized. In general, the financial impact of transactions involving these Energy Derivatives is included in Resources' Statements of Consolidated Income under the captions (i) fuel expenses, in the case of natural gas transactions and (ii) purchased power, in the case of electric power transactions. Cash flows resulting from these transactions in Energy Derivatives are included in Resources' Statements of Consolidated Cash Flows in the same category as the item being hedged.

     At December 31, 1998, subsidiaries of Resources were fixed-price payors and fixed-price receivers in Energy Derivatives covering 42,498 billion British thermal units (BBtu) and 3,930 BBtu of natural gas, respectively. At December 31, 1997, subsidiaries of Resources were fixed-price payors and fixed-price receivers in Energy Derivatives covering 38,754 BBtu and 7,647 BBtu of natural gas, respectively. Also, at December 31, 1998 and 1997, subsidiaries of Resources were parties to variable-priced Energy Derivatives totaling 21,437 BBtu and 3,630 BBtu of natural gas, respectively. The weighted average maturity of these instruments is less than one year.

     The notional amount is intended to be indicative of Resources' and its subsidiaries' level of activity in such derivatives, although the amounts at risk are significantly smaller because, in view of the price movement correlation required for hedge accounting, changes in the market value of these derivatives generally are offset by changes in the value associated with the underlying physical transactions or in other derivatives. When Energy Derivatives are closed out in advance of the underlying commitment or anticipated transaction, however, the market value changes may not offset due to the fact that price movement correlation ceases to exist when the positions are closed, as further discussed below. Under such circumstances, gains (losses) are deferred and recognized as a component of income when the underlying hedged item is recognized in income.

     The average maturity discussed above and the fair value discussed in Note 10 are not necessarily indicative of likely future cash flows as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and Resources' risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

(c)  Trading and Non-trading -- General Policy.

     In addition to the risk associated with price movements, credit risk is also inherent in Resources' and its subsidiaries' risk management activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. While as yet Resources and its subsidiaries have experienced only minor losses due to the credit risk associated with these arrangements, Resources has off-balance sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each such contract. In order to minimize this risk, Resources and/or its subsidiaries, as the case may be, enter into such contracts primarily with those counterparties with a minimum Standard & Poor's or Moody's rating of BBB- or Baa3, respectively. For long-term arrangements, Resources and its subsidiaries periodically review the financial condition of such firms in addition to monitoring the effectiveness of these financial contracts in achieving Resources' objectives. Should the counterparties to these arrangements fail to perform, Resources would seek to compel performance at law or otherwise or obtain compensatory damages in lieu thereof. Resources might be forced to acquire alternative hedging arrangements or be required to honor the underlying commitment at then-current market prices. In such event, Resources might incur additional loss to the extent of amounts, if any, already paid to the counterparties. In view of its criteria for selecting counterparties, its process for monitoring the financial strength of these counterparties and its experience to date in successfully completing these transactions, Resources believes that the risk of incurring a significant financial statement loss due to the non-performance of counterparties to these transactions is minimal.

     Resources' policies prohibit the use of leveraged financial instruments.




(4)  LONG-TERM AND SHORT-TERM FINANCING

(a)  Short-term Financing.

     In 1998, Resources met its short-term financing needs primarily through a bank facility, bank lines of credit, a receivables facility and the issuance of commercial paper. In March 1998, Resources replaced its $400 million revolving credit facility with a five-year $350 million revolving credit facility (Resources Credit Facility). Borrowings under the Resources Credit Facility are unsecured and bear interest at a rate based upon either the London interbank offered rate (LIBOR) plus a margin, a base rate or a rate determined through a bidding process. The Resources Credit Facility is used to support Resources' issuance of up to $350 million of commercial paper. There were no commercial paper borrowings and no loans outstanding under the Resources Credit Facility at December 31, 1998. Borrowings under Resources' prior credit facility at December 31, 1997 were $340 million. In addition, Resources had $50 million of outstanding loans under uncommitted lines of credit at December 31, 1997 having a weighted average interest rate of 6.82%.

     A $65 million committed bank facility under which Resources obtained letters of credit and all of Resources' uncommitted lines of credit were terminated in 1998. Subsequent to the December 1998 termination, Resources obtained letters of credit under an uncommitted line. Resources expects to amend the Resources Credit Facility in March 1999 to add a $65 million letter of credit subfacility.

     Under a trade receivables facility (Receivables Facility) which expires in August 1999, Resources sells, with limited recourse, an undivided interest (limited to a maximum of $300 million) in a designated pool of accounts receivable. The amount of receivables sold and uncollected was $300 million at December 31, 1998 and at December 31, 1997. The weighted average interest rate was approximately 5.54% at December 31, 1998 and 5.65% at December 31, 1997. Certain of Resources' remaining receivables serve as collateral for receivables sold and represent the maximum exposure to Resources should all receivables sold prove ultimately uncollectible. Resources has retained servicing responsibility under the Receivables Facility for which it is paid a servicing fee. Pursuant to SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", Resources accounts for amounts transferred pursuant to the Receivables Facility as collateralized borrowings. As a result, these receivables are recorded as assets on Resources' Consolidated Balance Sheet and amounts received by Resources pursuant to this facility are recorded as a current liability under the caption "Receivables Facility."

(b)  Long-term Debt.

     Resources' consolidated long-term debt outstanding, which is summarized in the following table, is noncallable and without sinking fund requirements except as noted. Carrying amounts and amounts due in one year reflect $33.2 million and $3.4 million, respectively, for fair value adjustments recorded in connection with the Merger.


                                                                              DECEMBER 31, 1998
                                                           --------------------------------------------------------
                                                                                            CARRYING AMOUNTS
                                                                                       ----------------------------
                                                               EFFECTIVE     PRINCIPAL    NON-CURRENT     CURRENT
                                                                 RATE         AMOUNT        PORTION       PORTION
                                                                 ----         ------        -------       -------
                                                                            (MILLIONS OF DOLLARS)

  Medium-term notes, Series A and B due through
     2001, weighted average rate of 8.96% at
     December 31, 1998...................................        6.4%      $    165.6    $    177.6
  8.875% Series due 1999.................................        6.3%           200.0                 $    202.7
  7.5% Series due 2000...................................        6.4%           200.0         203.1
  8.9% Series due 2006...................................        6.8%           145.1         163.4
  6% Convertible Subordinated Debentures due 2012........        6.5%           109.6         104.6
  10% Series due 2019(1).................................        8.8%            42.8          47.6
  6 1/2% Series due 2008.................................        6.5%           300.0         300.0
  6 %% Series due 2003...................................        6.4%           517.0         517.0
  Other..................................................                                                    0.7
                                                                           ----------    ----------   ----------
                                                                           $  1,680.1    $  1,513.3   $    203.4
                                                                           ==========    ==========   ==========


                                                                              DECEMBER 31, 1997
                                                           --------------------------------------------------------
                                                                                            CARRYING AMOUNTS
                                                                                       ----------------------------
                                                              EFFECTIVE     PRINCIPAL     NON-CURRENT     CURRENT
                                                                 RATE         AMOUNT        PORTION       PORTION
                                                                 ----         ------        -------       -------
                                                                                      (MILLIONS OF DOLLARS)
  Medium-term notes, Series A and B due through
     2001, weighted average rate of 8.90% at
     December 31, 1997............................               6.4%      $    241.6    $    183.8    $      78.8
  Bank Term Loan due 1998................................        6.2%           150.0                        153.3
  8.875% Series due 1999.................................        6.3%           200.0         207.2
  7.5% Series due 2000...................................        6.4%           200.0         205.0
  8.9% Series due 2006...................................        6.8%           145.1         165.1
  6% Convertible Subordinated Debentures due 2012........        6.5%           116.3         107.2
  10% Series due 2019(1).................................        8.8%            42.8          47.8
  Other..................................................        4.1%             0.6           0.6
                                                                           ----------    ----------    -----------

                                                                           $  1,096.4    $    916.7    $     232.1
                                                                           ==========    ==========    ===========

----------
(1) In the fourth quarter of 1997 Resources purchased $101.4 million aggregate principal amount of its 10% Debentures due 2019 at an average price of 111.98% plus accrued interest. Because Resources' debt was stated at fair market value as of the Acquisition Date, the loss on the reacquisition of these debentures was not material.

     Consolidated maturities of long-term debt and sinking fund requirements for Resources are approximately $207 million for 1999, $228 million in 2000, $151 million in 2001, $7 million in 2002 and $7 million in 2003.

     Resources' retirements and reacquisitions of long-term debt are summarized in the following table. In cases where premiums were paid or discounts were realized in association with these reacquisitions and retirements, such amounts are reported in Resources' Statements of Consolidated Income as "Extraordinary gain (loss) on early retirement of debt, less taxes" and are net of taxes of $0.1 million and ($2.5) million in 1997 and 1996, respectively. For retirements and reacquisitions after the Acquisition Date, gains or losses on early retirement are immaterial since the carrying amounts reflect the fair value adjustments described above.


                                                                                       YEAR ENDED DECEMBER 31,
                                                                              ------------------------------------
                                                                                   1998(1)              1997(1)
                                                                                   -------              -------
  Reacquisition of 10% Debentures due 2019.................................                        $        101.4
  Reacquisition of 6% Convertible Subordinated Debentures due 2012(2)......   $          6.7                  5.8
  Retirement, at maturity, of Medium Term Notes(3).........................             76.0                 52.0
  Retirement of Bank Term Loan due 2000....................................            150.0
  Retirement of 9.875% Notes due 1997......................................                                 225.0
  Net (gain) loss on reacquisition of debt, less taxes.....................                                  (0.2)
                                                                              --------------       --------------
                                                                              $        232.7       $        384.0
                                                                              ==============       ==============

----------
(1) Excludes the conversion of 6% Convertible Subordinated Debentures due 2012 in the amount of approximately $0 and $.7 million at December 31, 1998 and December 31, 1997, respectively.
(2) These reacquired debentures may be credited against sinking fund requirements.
(3) Weighted average interest rate of 8.75% and 9.25% in 1998 and 1997, respectively.

     In June 1996, Resources exercised its right to exchange the $130 million principal amount of its $3.00 Convertible Exchangeable Preferred Stock, Series A for its 6% Convertible Subordinated Debentures due 2012 (Subordinated Debentures). The holders of the Subordinated Debentures receive interest quarterly and have the right at any time on or before the maturity date thereof to convert each Subordinated Debenture into 0.65 shares of common stock of Reliant Energy and $14.24 in cash. The Subordinated Debentures are callable beginning in 1999 at redemption prices beginning at 105.0% and declining to par in November 2009. Resources is required to make annual sinking fund payments of $6.5 million on the Subordinated Debentures which began on March 15, 1997 and will continue on each succeeding March 15 up to and including March 15, 2011. Resources (i) may credit against the sinking fund requirements any Subordinated Debentures redeemed by Resources and Subordinated Debentures which have been converted at the option of the holder and (ii) may deliver purchased Subordinated Debentures in satisfaction of the sinking fund requirements. Resources satisfied its 1998 sinking fund requirement of $6.5 million by delivering Subordinated Debentures purchased in 1996 and 1997.

     In February 1998, Resources issued $300 million principal amount of 6.5% debentures due February 1, 2008. The proceeds from the sale of the debentures were used to repay short-term indebtedness of Resources, including the indebtedness incurred in connection with the 1997 purchase of $101 million aggregate principal amount of its 10% debentures and the repayment of $53 million aggregate principal amount of Resources debt that matured in December 1997 and January 1998. In connection with the issuance of the 6.5% debentures, Resources received approximately $1 million upon unwinding a $300 million treasury rate lock agreement, which was tied to the interest rate on 10-year treasury bonds. The rate lock agreement was executed in January 1998, and proceeds from the unwind will be amortized over the 10 year life of Resources' 6.5% debentures.

     In November 1998, Resources sold $500 million aggregate principal amount of its 6 3/8% Term Enhanced ReMarketable Securities (TERM Notes). Included within the TERM Notes is an embedded option sold to an investment bank which gives the investment bank the right to remarket the TERM Notes in 2003 if it chooses to exercise the option. The net proceeds of $514 million from the offering of the TERM Notes were used for general corporate purposes, including the repayment of (i) $178.5 million of Resources' outstanding commercial paper and (ii) a $150 million term loan of Resources that matured on November 13, 1998. The TERM Notes are unsecured obligations of Resources which bear interest at an annual rate of 6 3/8% through November 1, 2003. On November 1, 2003, the holders of the TERM Notes are required to tender their notes at 100% of their principal amount. The portion of the proceeds attributable to the option premium will be amortized over the stated term of the securities. If the option is not exercised, Resources will repurchase the TERM Notes at 100% of their principal amount on November 1, 2003. If the option is exercised, the TERM Notes will be remarketed on a date, selected by Resources, within the 52-week period beginning November 1, 2003. During such period and prior to remarketing, the TERM Notes will bear interest at rates, adjusted weekly, based on an index selected by Resources. If the TERM Notes are remarketed, the final maturity date of the TERM Notes will be November 1, 2013, subject to adjustment, and the effective interest rate on the remarketed TERM Notes will be 5.66% plus Resources' applicable credit spread at the time of such remarketing.

(b)  Restrictions on Debt.

     Under the provisions of the Resources Credit Facility, Resources' total debt is limited to 55% of its total capitalization. This provision did not significantly restrict Resources' ability to issue debt or to pay dividends in 1998. At December 31, 1998, Resources' total debt to total capitalization equaled 40%.

(5)  TRUST SECURITIES

     In June 1996, a Delaware statutory business trust (Resources Trust) established by Resources issued in a public offering $172.5 million of convertible preferred securities and sold approximately $5.3 million of Resources Trust common stock (106,720 shares, representing 100% of the Resources Trust's common equity) to Resources. The convertible preferred securities have a distribution rate of 6.25% payable quarterly in arrears, a stated liquidation amount of $50 per convertible preferred security and must be redeemed by 2026. The proceeds from the sale of the preferred and common securities were used by Resources Trust to purchase $177.8 million of 6.25% Convertible Junior Subordinated Debentures from Resources having an interest rate corresponding to the distribution rate of the convertible preferred securities and a maturity date corresponding to the mandatory redemption date of the convertible preferred securities. Under existing law, interest payments made by Resources for the junior subordinated debentures are deductible for federal income tax purposes. Resources has the right at any time and from time to time to defer interest payments on the junior subordinated debentures for successive periods not to exceed 20 consecutive quarters for each such extension period. In such case, (1) quarterly distributions on the junior subordinated debentures would also be deferred and (2) Resources has agreed to not declare or pay any dividend on any common or preferred stock, except in certain instances.

     The Resources Trust is accounted for as a wholly owned consolidated subsidiary of Resources. The junior subordinated debentures are the sole assets of the Resources Trust. Resources has fully and unconditionally guaranteed, on a subordinated basis, the Resources Trust's obligations, including the payment of distributions and all other payments, with respect to the convertible preferred securities. The convertible preferred securities are mandatorily redeemable upon the repayment of the related junior subordinated debentures at their stated maturity or earlier redemption. Each convertible preferred security is convertible at the option of the holder into $33.62 of cash and 1.55 shares of Reliant Energy common stock. During 1998, convertible preferred securities aggregating $15.5 million were converted, leaving $0.9 million liquidation amount of convertible preferred securities outstanding at December 31, 1998.

(8)  COMMITMENTS AND CONTINGENCIES

(a)  Lease Commitments.

     The following table sets forth certain information concerning Resources' obligations under operating leases:



     Minimum Lease Commitments at December 31, 1998(1)
     (millions of dollars)
         1999........................................................................    $       19
         2000........................................................................            15
         2001........................................................................            14
         2002........................................................................            10
         2003........................................................................             9
         2004 and beyond.............................................................            61
                                                                                         ----------
         Total.........................................................................  $      128
                                                                                         ==========

----------
(1) Principally consisting of rental agreements for building space and data processing equipment and vehicles (including major work equipment); approximately $16 million represents rental agreements with Reliant Energy.


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

     Resources has a master leasing agreement which provides for the lease of vehicles, construction equipment, office furniture, data processing equipment and other property. For accounting purposes, the lease is treated as an operating lease. At December 31, 1998, the unamortized value of equipment covered by the master leasing agreement was $26.9 million. Resources does not expect to lease additional property under this lease agreement.

     Total rental expense for all leases was $25.0 million, $24.0 million and $33.4 million in 1998, 1997 and 1996, respectively.

(b)  Letters of Credit.

     At December 31, 1998, Resources had letters of credit incidental to its ordinary business operations totaling approximately $30 million under which Resources is obligated to reimburse drawings, if any.

(c)  Indemnity Provisions.

     At December 31, 1998, Resources had a $5.8 million accounting reserve on its Consolidated Balance Sheets in "Estimated obligations under indemnification provisions of sale agreements" for possible indemnity claims asserted in connection with its disposition of former subsidiaries or divisions, including the sale of (i) Louisiana Intrastate Gas Corporation, a former subsidiary engaged in the intrastate pipeline and liquids extraction business (1992); (ii) Arkla Exploration Company, a former subsidiary engaged in oil and gas exploration and production activities (June 1991); and (iii) Dyco Petroleum Company, a former subsidiary engaged in oil and gas exploration and production
(1991).

(d)  Sale of Receivables.

     Certain of Resources' receivables are collateral for receivables which have been sold pursuant to the terms of the Receivables Facility. For information regarding these receivables, see Note 4(a).

(e)  Gas Purchase Claims.

     In conjunction with settlements of "take-or-pay" claims, Resources has prepaid for certain volumes of gas, which prepayments have been recorded at their net realizable value and, to the extent that Resources is unable to realize at least the carrying amount as the gas is delivered and sold, Resources' earnings will be reduced, although such reduction is not expected to be material. In addition to these prepayments, Resources is a party to a number of agreements which require it to either purchase or sell gas in the future at prices which may differ from then prevailing market prices or which require it to deliver gas at a point other than the expected receipt point for volumes to be purchased. To the extent that Resources expects that these commitments will result in losses over the contract term, Resources has established reserves equal to such expected losses. As of December 31, 1998, these reserves were not material.

(f)  Transportation Agreement.

     Resources had an agreement (ANR Agreement) with ANR Pipeline Company (ANR) which contemplated that Resources would transfer to ANR an interest in certain of Resources' pipeline and related assets. The interest represented capacity of 250 Mmcf/day. Under the ANR Agreement, an ANR affiliate advanced $125 million to Resources. Subsequently, the parties restructured the ANR Agreement and Resources refunded in 1995 and 1993, respectively, $50 million and $34 million to ANR or an affiliate. Resources recorded $41 million as a liability reflecting ANR's or its affiliates' use of 130 Mmcf/ day of capacity in certain of Resources' transportation facilities. The level of transportation will decline to 100 Mmcf/day in the year 2003 with a refund of $5 million to an ANR affiliate. The ANR Agreement will terminate in 2005 with a refund of the remaining balance.

(g)  Environmental Matters.

     To the extent that potential environmental remediation costs are quantified within a range, Resources establishes reserves equal to the most likely level of costs within the range and adjusts such accruals as better information becomes available. In determining the amount of the liability, future costs are not discounted to their present value and the liability is not offset by expected insurance recoveries. If justified by circumstances within Resources' business subject to SFAS No. 71, corresponding regulatory assets are recorded in anticipation of recovery through the rate making process.

     Manufactured Gas Plant Sites. Resources and its predecessors operated a manufactured gas plant (MGP) adjacent to the Mississippi River in Minnesota formerly known as Minneapolis Gas Works (FMGW) until 1960. Resources has substantially completed remediation of the main site other than ongoing water monitoring and treatment. There are six other former MGP sites in the Minnesota service territory. Remediation has been completed on one site. Of the remaining five sites, Resources believes that two were neither owned nor operated by Resources; two were owned by Resources at one time but were operated by others and are currently owned by others; and one site was previously owned and operated by Resources but is currently owned by others. Resources believes it has no liability with respect to the sites it neither owned nor operated.

     At December 31, 1998, Resources had estimated a range of $12 million to $70 million for possible remediation of the Minnesota sites. The low end of the range was determined based on only those sites presently owned or known to have been operated by Resources, assuming use of Resources' proposed remediation methods. The upper end of the range was determined based on the sites once owned by Resources, whether or not operated by Resources. The cost estimates of the FMGW site are based on studies of that site. The remediation costs for the other sites are based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation of other potentially responsible parties, if any, and the remediation methods used.

     At December 31, 1998 and 1997, Resources had recorded accruals of $5.4 million and $3.3 million, respectively (with a maximum estimated exposure of approximately $8 million and $18 million at December 31, 1998 and 1997, respectively) and an offsetting regulatory asset for environmental matters in connection with a former fire training facility, a landfill and an underground gas storage facility for which future remediation may be required. This accrual is in addition to the accrual for MGP sites as previously discussed.

     In its 1995 rate case, Reliant Energy Minnegasco was allowed to recover approximately $7 million annually for remediation costs. In 1998, Reliant Energy Minnegasco received approval to reduce its annual recovery rate to zero. Remediation costs are subject to a true-up mechanism whereby any over or under recovered amounts, net of certain insurance recoveries, plus carrying charges, would be deferred for recovery or refund in the next rate case. At December 31, 1998 and 1997, Reliant Energy Minnegasco had over recovered $13 million and $1.8 million, respectively. At December 31, 1998 and 1997, Minnegasco had recorded a liability of $20.7 million and $21.7 million, respectively, to cover the cost of future remediation. In addition, at December 31, 1998, Minnegasco had receivables from insurance settlements of $.6 million. These insurance settlements will be collected in 1999. Minnegasco expects that approximately 43% of its accrual as of December 31, 1998 will be expended within the next five years. The remainder will be expended on an ongoing basis for an estimated 40 years. In accordance with the provisions of SFAS No. 71, a regulatory asset has been recorded equal to the liability accrued. Minnegasco is continuing to pursue recovery of at least a portion of these costs from insurers. Minnegasco believes the difference between any cash expenditures for these costs and the amount recovered in rates during any year will not be material to Resources' overall cash requirements, results of operations or cash flows.

     Issues relating to the identification and remediation of MGPs are common in the natural gas distribution industry. Resources has received notices from the United States Environmental Protection Agency (EPA) and others regarding its status as a potentially responsible party (PRP) for other sites. Based on current information, Resources has not been able to quantify a range of environmental expenditures for potential remediation expenditures with respect to other MGP sites.

     Mercury Contamination. Like other natural gas pipelines, Resources' pipeline operations have in the past employed elemental mercury in meters used on its pipelines. Although the mercury has now been removed from the meters, it is possible that small amounts of mercury have been spilled at some of those sites in the course of normal maintenance and replacement operations and that such spills have contaminated the immediate area around the meters with elemental mercury. Such contamination has been found by Resources at some sites in the past, and Resources has conducted remediation at sites found to be contaminated. Although Resources is not aware of additional specific sites, it is possible that other contaminated sites exist and that remediation costs will be incurred for such sites. Although the total amount of such costs cannot be known at this time, based on experience by Resources and others in the natural gas industry to date and on the current regulations regarding remediation of such sites, Resources believes that the cost of any remediation of such sites will not be material to Resources' financial position, results of operation or cash flows.

     Potentially Responsible Party Notifications. From time to time Resources and its subsidiaries have been notified that they are PRP's with respect to properties which environmental authorities have determined warrant remediation under state or federal environmental laws and regulations. In October 1994 the EPA issued such a notice with respect to the South 8th Street landfill site in West Memphis, Arkansas, and in December 1995, the Louisiana Department of Environmental Quality advised that one of Resources' subsidiaries had been identified as a PRP with respect to a hazardous waste site in Shreveport, Louisiana.

     In 1998, MRT received a notice of potential liability from the EPA regarding MRT's PRP status with respect to the Gurley Pit Superfund Site. The notice stated that MRT is a PRP for the response costs at this site because MRT allegedly generated materials that were disposed of at the site. MRT subsequently notified the EPA that it does not believe that it has liability because it did not have operations in the state from which the material was allegedly hauled. In December 1998, MRT learned that the South 8th Street Superfund Site Group and the EPA reached a tentative settlement regarding the South 8th Street and Gurley Pit Superfund Sites.

     Considering the information currently known about such sites and the involvement of Resources or its subsidiaries in activities at these sites, Resources does not believe that these matters will have a material adverse effect on Resources' financial position, results of operation or cash flows.

     Resources is a party to litigation (other than that specifically noted) which arises in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. Management believes that the effect on Resources' Consolidated Financial Statements, if any, from the disposition of these matters will not be material.

                       RESOURCES FIRST QUARTER 10-Q NOTES

(9)      LONG-TERM DEBT AND SHORT-TERM FINANCING

(b)      Resources.

         As of March 31, 1999, Resources had outstanding $2.0 billion of long-term and short-term debt. Consolidated maturities of long-term debt and sinking fund requirements for Resources are approximately $200 million for the remainder of 1999.

         In the first quarter of 1999, Resources purchased $6.04 million of its 6% convertible subordinated debentures due 2012 at an average purchase price of 98.3% of the aggregate principal amount, plus accrued interest. Resources plans to use the purchased debentures to satisfy March 2000 and 2001 sinking fund requirements of the 6% convertible subordinated debentures. For more information regarding Resources' financing arrangements, lease commitments and letters of credit, see Notes 4 and 8 (a) and (b) of the Resources 10-K Notes.

         For information regarding Resources' $300 million receivables facility, see Note 4(a) of the Resources 10-K Notes. At March 31, 1999, Resources had sold $300 million of receivables under the facility. The weighted average interest rate was 4.88%.

         For information regarding Resources' $350 million revolving credit facility, see Note 4(a) of the Resources 10-K Notes. In March 1999, this facility was amended to include a $65 million sub-facility under which letters of credit may be obtained. At March 31, 1999, there were no commercial paper borrowings or loans outstanding under the facility and letters of credit issued under the facility aggregated $14.6 million.